Exhibit 12.1

AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003		2004
Earnings
Income (loss) before income taxes, equity in income (loss) of investees, minority interest and discontinued operations	$173,154	$(438,498)	$(564,309)	$(45,303)		$(21,438)
Interest expense	127,027	138,629	143,441	138,775		145,897
Amortization of debt issuance costs	7,013	22,321	8,251	7,428		6,182
Interest portion of rent	4,567	7,282	4,995	5,463		5,928
Less (earnings) loss of affiliates	—	—	—	—		—

	$311,761	$(270,266)	$(407,622)	$106,363		$136,569

Fixed Charges
Interest expense	$127,027	$138,629	$143,441	$138,775		$145,897
Amortization of debt issuance costs	7,013	22,321	8,251	7,428		6,182
Interest portion of rent	4,567	7,282	4,995	5,463		5,928

	$138,607	$168,232	$156,687	$151,666		$158,007

Ratio of earnings to fixed charges	2.2x	-- x [1]	-- x [1]	-- x	[1]	-- x	[1]

[1]	The ratio of earnings to fixed charges was less than 1:1 for 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $21.4 million of earnings in 2004. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $45.3 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $564.3 million of earnings in the year ended December 31, 2002. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2001. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $438.5 million of earnings in the year ended December 31, 2001.

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